Exhibit 99.1

PRESS RELEASE

Contact:	Robert E. Wheaton
President, CEO
Star Buffet, Inc.
(480) 425-0397

FOR IMMEDIATE RELEASE:  Friday, July 1, 2005

STAR BUFFET, INC. FILES FORM 10-Q

FOR FIRST QUARTER FY 2006

SALT LAKE CITY, UT – July 1, 2005 – Star Buffet, Inc. (Nasdaq: STRZ) today filed a Form 10-Q with the Securities and Exchange Commission for its first quarter of fiscal 2006 ending May 23, 2005.  Following are the highlights:

Star Buffet, Inc. had revenues of $18.9 million and net income of $876,000, or $0.27 per share on a diluted basis of 3,206,382 of shares outstanding for the sixteen weeks ended May 23, 2005.

About Star Buffet

Star Buffet is a multi-concept restaurant operator.  As of July 1, 2005, Star Buffet, through its subsidiaries, operates 14 franchised HomeTown Buffet restaurants, six JB’s restaurants, five BuddyFreddys restaurants, two JJ North’s Country Buffet restaurants, two Casa Bonita Mexican theme restaurants and two Holiday House restaurants.

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